UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 5)*
Campbell Soup Company (Name of Issuer)
Capital Stock, par value $.0375 (Title of Class of Securities)
134429109 (CUSIP Number)
Joshua L. Targoff Third Point LLC 390 Park Avenue, 19th Floor New York, NY 10022 (212) 715-3880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 30, 2019 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 134429109
1		NAME OF REPORTING PERSONS Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,290,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,290,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,290,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%
14	TYPE OF REPORTING PERSON OO

1		NAME OF REPORTING PERSONS Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,290,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,290,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,290,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.74%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) relates to the capital stock, par value $0.0375 per share (the “Capital Stock”), of Campbell Soup Company, a New Jersey corporation (the “Issuer”), and amends the Schedule 13D filed on August 9, 2018, as amended by Amendment No. 1 filed on September 7, 2018, Amendment No. 2 thereto filed on October 9, 2018, Amendment No. 3 thereto filed on November 9, 2018, and Amendment No. 4 thereto filed on November 27, 2018 (the “Original Schedule 13D” and, together with this Amendment No. 5, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Schedule 13D.
This Amendment No. 5 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”) and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).
This Amendment No. 5 is being filed to amend Item 4, Item 5 and Item 6 as follows:
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby supplementally amended as follows:
During 2019, the Funds sold a portion of the Capital Stock owned thereby in open market transactions, as described in further detail in Item 5 below. The Reporting Persons’ decision to cause the Funds to sell a portion of the Capital Stock owned thereby was a result of portfolio management determinations, as the Funds’ position in the Capital Stock has appreciated significantly since the original investment was made in 2018. The Reporting Persons are encouraged by the significant progress made by the Issuer over the past year in stabilizing the business, pursuing asset sales and shoring up the balance sheet. Furthermore, the Reporting Persons are pleased with the performance of the Issuer’s new chief executive officer, remain confident in his ability to execute against the strategic plan laid out at the Issuer’s Investor Day in June, and plan to continue working with the Board of Directors and management to create value for all shareholders.
Item 5. Interest in Securities of the Issuer
Item 5 of the Original Schedule 13D is amended and restated to read as follows:
 (a) (b) As of the date hereof, the Reporting Persons beneficially own 17,290,000 shares of Capital Stock, which represents approximately 5.74% of the outstanding Capital Stock.  The percentage of the Capital Stock outstanding reported in this Schedule 13D was calculated based upon the 301,149,903 shares of Capital Stock outstanding as of May 29, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2019, filed by the Issuer with the Securities and Exchange Commission on June 5, 2019.  Each of the Reporting Persons shares voting and dispositive power over the shares of Capital Stock held directly by the Funds.
 (c) Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected during the past sixty days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 4, 2019.
(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the shares of Capital Stock reported herein as beneficially owned by the Reporting Persons.
(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby supplementally amended as follows:
The Funds may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Capital Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Capital Stock.  In addition to the shares of Capital Stock reported herein by the Reporting Persons, the Funds currently have sold out-of-the-money call options representing 1,000,000 shares of Capital Stock through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD POINT LLC

Date: September 4, 2019
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

Date: September 4, 2019
	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

SCHEDULE A
This Schedule A sets forth information with respect to each purchase and sale of shares of Capital Stock which was effectuated by the Funds during the past sixty days, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 4, 2019. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Price per Share ($)
7/8/2019	(50,000)	$41.51
7/9/2019	(38,000)	$41.51
7/10/2019	(12,000)	$41.51
7/16/2019	(34,000)	$41.31
7/17/2019	(16,000)	$41.33
7/29/2019	(75,000)	$41.15
8/1/2019	(75,000)	$42.05
8/30/2019	(50,000)	$46.24
8/30/2019	(100,000)	$46.12
8/30/2019	(225,000)	$46.76
8/30/2019	(385,000)	$46.57